Via Facsimile and U.S. Mail
Mail Stop 6010

August 8, 2007

Terren S. Peizer
Chief Executive Officer
Hythiam, Inc.
11150 Santa Monica Boulevard, Suite 1500
Los Angeles, California 90025

**Re:    Hythiam, Inc.**
**Form 10-K for Fiscal Year Ended December 31, 2006 - Filed March 15, 2007**
**Form 10-Q for the Period Ended March 31, 2007 - Filed May 9, 2007**
**File No. 001-31932**

Dear Mr. Peizer:

        We have reviewed your filings and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In our comments, we ask you to provide us with information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q – Period Ending March 31, 2007

Part 1 – Financial Information, page 2

Item 1. – Financial Statements, page 3

Notes To Consolidated Financial Statements, page 6

Note 3. Acquisition of Woodcliff and Controlling Interest in CompCare, page 13

1.      Please tell us how your "corporate operations" qualifies as both a Reporting Unit under FAS 142 paragraphs 30, 34 and 35 and an Operating Segment under FAS 131 paragraphs 10 and 11 to allow it to be assigned the Goodwill and Intangibles from the acquisition of Woodcliff (CompCare).

2.      With regard to the acquisition of Woodcliff, please provide in disclosure-type format a discussion of how the estimated fair values of the amortizable intangible assets were determined.  Also explain why the amount allocated to goodwill was so significant in relation to the amounts allocated to the intangible assets.  Refer to paragraph 51b of FAS 141

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Contractual Obligations and Commercial Commitments, page 28

3.      Please provide us in a disclosure-type format a revised contractual obligations table that includes your Accrued Claims Payable and Accrued Reinsurance Claims Payable as it would appear that these liabilities represent future legal obligations of the Company and are material. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provide the requested information.  Detailed letters greatly facilitate our review.  Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant